MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

December 11, 2009

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

December 11, 2009 to the Toronto Stock Exchange and the New York Stock Exchange (NYSE Amex), being the only exchanges upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

The Company announced its intention to sell, by way of a non-brokered private placement, an aggregate of up to 11.8 million Units at a price of CDN $0.20 per Unit for gross proceeds of up to CDN $2.36 million.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) announces its intention to sell, by way of a non-brokered private placement, an aggregate of up to 11.8 million Units at a price of CDN $0.20 per Unit for gross proceeds of up to CDN $2.36 million. The private placement will be on a best-efforts/commercially reasonable basis.

Each Unit consists of one common share in the Company and one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 36 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the Warrant should the Company receive an approved environmental permit for its El Dorado property in El Salvador and its common stock trade on the Toronto Stock Exchange above a volume weighted average price of CDN $0.40 for 20 consecutive trading days. The Units will be subject to a four-month trading restriction beginning on the day of issuance. A finders fee of 6% commission (payable in cash or Units at the discretion of the finder, subject to all regulatory restrictions) and 6% agent warrants will be payable on certain placees of the financing. Pacific Rim reserves the right to cancel or modify the type, nature and/or price of the Units for any reason. This private placement remains subject to receipt of all required regulatory approvals.

The proceeds of the financing will be used for exploration work including the search for potential new project acquisitions, legal expenditures, and for general corporate purposes.

The Units offered, including the common stock, Warrants and shares underlying the Warrants, are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States, or to, or for the account or benefit of United States persons (as defined in Regulation S under the Securities Act) or persons in the United States absent registration or an applicable exemption from the registration requirements. The securities are subject to resale restrictions under applicable securities laws.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations (604) 689-1976

Item 8	Date of Report

December 11, 2009